EXHIBIT 12.1
DUKE REALTY CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratios)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income (loss) from continuing operations, less preferred dividends	$313,271	$189,205	$190,647	$27,886	$(126,873)
Preferred dividends	—	—	24,943	31,616	46,438
Interest expense	141,576	173,574	196,186	202,174	202,109
Earnings before fixed charges	$454,847	$362,779	$411,776	$261,676	$121,674
Interest expense	$141,576	$173,574	$196,186	$202,174	$202,109
Interest costs capitalized	16,099	16,764	17,620	16,756	9,357
Total fixed charges	157,675	190,338	213,806	218,930	211,466
Preferred dividends	—	—	24,943	31,616	46,438
Total fixed charges and preferred dividends	$157,675	$190,338	$238,749	$250,546	$257,904
Ratio of earnings to fixed charges	2.88	1.91	1.93	1.20	N/A	(1)
Ratio of earnings to fixed charges and preferred dividends	2.88	1.91	1.72	1.04	N/A	(2)

(1)
N/A - The ratio is less than 1.0; deficit of $89.8 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.

(2)
N/A - The ratio is less than 1.0; deficit of $136.2 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.